Exhibit 99.2

HUAZHU GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Proxy Statement for Annual General Meeting
to Be Held on June 24, 2022
(or any adjourned meeting thereof)

GENERAL

The board of directors (the “Board”) of Huazhu Group Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM” or the “General Meeting”) to be held on June 24, 2022 at 10:00 a.m. (local time). The AGM will be held at No. 699, Wuzhong Road, Minhang District, Shanghai, People’s Republic of China.

You can review and download the proxy statement and the proxy form at the “Investor Relations – AGM Summary” section of the Company’s website at https://ir.huazhu.com/agm-summary, and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares (the “Shareholders”), par value US$0.00001 per share (“Ordinary Shares”) of record as of the close of business on May 11, 2022, Hong Kong time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the AGM.

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the AGM under the Company’s amended and restated memorandum and articles of association (the “Memorandum and Articles”). Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Holders of ADSs as of the close of business on May 11, 2022, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the depositary of the ADSs and the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more Shareholders holding no less than an aggregate one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM, shall be a quorum for all purposes.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the AGM. Each resolution put to the vote at the AGM will be decided by poll. Where required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

The solicitation materials are available on the Company’s website (https://ir.huazhu.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong Time, on June 22, 2022 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

The nominee of Citibank, N.A. (the Depositary of the ADSs) is the holder of record for all the Ordinary Shares represented by the ADSs and as such the nominee is the only person who may attend and vote those Ordinary Shares at the AGM on behalf of the Depositary and the holders of ADSs.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all holders of record of ADSs as of the ADS Record Date, the notice of the AGM and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m., New York Time, June 15, 2022, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person.

PROPOSAL 1:

Ordinary Resolution

Ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2022 and the authorization for the directors of the Company to determine the remuneration of the auditor

The Board proposes to ratify and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

In the event the holders of Ordinary Shares fail to ratify the appointment, the Audit Committee of the Company will appoint different independent auditors with the requisite qualifications and competence and such appointment will be ratified by the Company’s shareholders at the next general meeting of the Company. Even if the appointment is ratified at the AGM, the Audit Committee, in its discretion, may appoint different independent auditors at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different independent auditors shall also be ratified by the Company’s shareholders at the next general meeting of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.

PROPOSAL 2:

Special Resolution

Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, authorization and approval of the change of English name of the Company from “Huazhu Group Limited” to “H World Group Limited” and adoption of “華住集團有限公司” as the dual foreign name in Chinese of the Company (the “Change of Name”)

The Board proposes to change the English name of the Company from “Huazhu Group Limited” to “H World Group Limited.” In addition, the Board proposes to adopt “華住集團有限公司” as its dual foreign name in Chinese. Subject to satisfaction of the conditions stated below, the Company’s full name will be “H World Group Limited 華住集團有限公司.”

Conditions of the Change of Name

The Change of Name is conditional on:

(a)	the passing by the Shareholders at the General Meeting of a special resolution approving the Change of Name; and

(b)	approval of the Registrar of Companies in the Cayman Islands having been obtained for the Change of Name.

Subject to satisfaction of the above conditions, the Change of Name will take effect from the date of entry of the new English name in place of the existing English name and the dual foreign name in Chinese of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands. Our Company will then carry out all necessary filing procedures with the Companies Registry in Hong Kong.

Effect of the Change of Name

The Change of Name will not affect the rights of our Shareholders. All existing share certificates of our Company bearing the existing name of our Company will, after the Change of Name becomes effective, continue to be evidence of legal title to our Shares and be valid for trading, settlement, registration and delivery purposes. Any new share certificates of our Company issued after the Change of Name becomes effective will bear our Company’s new name. There will not be any arrangement for free exchange of existing share certificates of our Company for new share certificates bearing our Company’s new name.

We will make further announcement(s) as and when appropriate on the effective date of the Change of Name and any update to our stock short name for trading our Shares on the Stock Exchange.

Reasons for the Change of Name

The Board considers that the new name will better reflect the Group’s operations and direction of future business development. Accordingly, the Board considers that the proposed Change of Name is fair and reasonable, as well as in the best interests of the Company and its Shareholders as a whole.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION AND APPROVAL OF THE CHANGE OF NAME, SUBJECT TO AND CONDITIONAL UPON APPROVAL OF THE REGISTRAR OF COMPANIES IN THE CAYMAN ISLANDS HAVING BEEN OBTAINED FOR THE CHANGE OF NAME.

PROPOSAL 3:

Special Resolution

Subject to the Change of Name taking effect, authorization and approval for the amendment of the current memorandum and articles of association of the Company to reflect the Change of Name.

The Board deems it advisable and in the best interests of the Company that the Memorandum and Articles be amended to reflect the Change of Name. The amendment to the Memorandum and Articles will take effect subject to and upon the Change of Name taking effect. The Board has approved and is recommending to shareholders for approval at the AGM a resolution to approve the amendment to the Memorandum and the Articles, which is attached hereto as Exhibit A.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSED AMENDMENT OF THE COMPANY’S MEMORANDUM AND ARTICLES, WHICH WILL BE EFFECTIVE Subject to AND UPON the Change of Name taking effect.

PROPOSAL 4:

Ordinary Resolution

Authorization and approval of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE GENERAL RESOLUTION.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By Order of the Board of Directors, Qi JI Executive Chairman

Dated: May 10, 2022

EXHIBIT A

Amendment to the Memorandum and Articles

THAT, subject to the Change of Name taking effect, the existing memorandum and articles of association of the Company be amended in the following manner:

(a)	By deleting all references to ‘‘Huazhu Group Limited” in the existing memorandum and articles of association of the Company and replacing them with “H World Group Limited 華住集團有限公司”;

(b)	By deleting paragraph 1 of the existing memorandum of association of the Company in its entirety and replacing it with the following:

“1. The name of the Company is H World Group Limited and its dual foreign name is 華住集團有限公司.”